05038220

COMMISSION
9

VF3-21-05

EPORT

# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65413 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Technology Research, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Glenville Street
(No. and Street)

Greenwich (City) CT (State) 06831 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curt Snyder (203) 532-7350
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DB



3/23/05

# OATH OR AFFIRMATION

I, Curtis L. Snyder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Technology Research, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that

account classified solely as that of a customer, except as follows:

no exceptions

Signature

Subscribed and Sworn to before me, a Notary Public, in and for County of Fairfield and State of Connecticut, this 24th day of February 2005

Notary Public

STEVEN E. GOLDMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES Oct. 31, 2009

President

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# American Technology Research, Inc.

**Statement of Financial Condition**
**December 31, 2004**

# American Technology Research, Inc.
## Index
## December 31, 2004

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Stockholders of
American Technology Research, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of American Technology Research, Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 4, 2005

# American Technology Research, Inc.
## Statement of Financial Condition
## December 31, 2004

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 8,636,010 |
| Receivable from clearing broker | 1,654,339 |
| Accounts receivable | 258,500 |
| Deposits | 103,813 |
| Furniture and fixtures, computer equipment, and leasehold improvements, net of accumulated depreciation and amortization of $350,439 | 469,910 |
| Other | 443,070 |
| Total assets | $ 11,565,642 |
| **Liabilities and Stockholders' Equity** | |
| Accrued incentive compensation | $ 4,138,263 |
| Accrued expenses and other | 441,949 |
| Floor brokerage payable | 111,618 |
| Total liabilities | 4,691,830 |
| Stockholders' equity | |
| Common stock ($.01 par value: 20,000 shares authorized; 1,830 shares issued and outstanding) | 18 |
| Additional paid-in-capital | 1,869,920 |
| Retained earnings | 5,003,874 |
| Total stockholders' equity | 6,873,812 |
| Total liabilities and stockholders' equity | $ 11,565,642 |

The accompanying notes are an integral part of this statement of financial condition.

## 1. Organization and Description of Operations

American Technology Research, Inc. (the "Company") was incorporated in Delaware on March 18, 2002 and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the National Association of Securities Dealers, Inc. ("NASD") with expertise in the information technology sector. The Company executes exchange listed and over-the-counter securities transactions on an agency capacity and clears on a fully disclosed basis through Bear Stearns Securities Corporation ("Clearing Broker").

## 2. Summary of Significant Accounting Policies

**Cash and Cash Equivalents**
Cash equivalents include a money market investment which is payable on demand and held at the Company's clearing broker, a major U.S. financial institution.

**Receivable from Clearing Broker**
Receivable from Clearing Broker represents cash balances on deposit with and commissions and interest receivable from the Company's Clearing Broker. Securities transactions are recorded on a trade-date basis. The Company is subject to credit risk should the Clearing Broker be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the Clearing Broker and all counterparties with which it conducts business.

**Depreciation and Amortization**
Furniture and fixtures and computer equipment are depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the economic useful life of the improvement or the term of the lease.

**Income Taxes**
The Company will file U.S. Federal and various state income tax returns. Deferred income taxes are provided for under the provisions of SFAS No. 109, "Accounting for Income Taxes," which require the establishment of deferred tax amounts for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Guarantor's Accounting and Disclosure for Guarantees**
The Financial Accounting Standards Board issued interpretations No. 45 Guarantor's Accounting and Disclosure for Guarantees, requires the Company to disclose information about obligations under certain guarantee arrangements. In the normal course of business the Company enters into contracts that confirm a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such guarantee is not material.

## 3. Furniture and Fixtures, Computer Equipment and Leasehold Improvement

At December 31, 2004 balances are composed of the following:

| | |
|---|---|
| Computer equipment (net of depreciation of $287,193) | $ 305,989 |
| Furniture and fixtures (net of depreciation of $47,356) | 114,373 |
| Leasehold improvements (net of amortization of $15,890) | 49,548 |
| | $ 469,910 |

## 4. Employee Benefit Plans

The Company maintains a 401(k) Plan (the "Plan") for the benefit of its full time employees. The Plan provides that the Company may make discretionary profit sharing contributions for eligible employees.

The Company established a Stock Incentive Plan (the "Plan") under which incentive stock options ("ISO's"), non-qualified stock options ("NQSO"), stock appreciation rights and restricted stock grants may be granted. For the year ended December 31, 2003, incentive stock options were approved by the Company's Board of Directors and granted to certain eligible plan participants. The Company applies APB Opinion No. 25 "Accounting for Stock Issued to Employees" in accounting for the Plan. Accordingly, no compensation costs have been recognized for the issuance of the incentive stock option.

In 2002, options for 237 shares at a strike price of $1,800 were issued, all with expiration dates between October 31, 2012 and December 31, 2012. During 2003, options for 25 shares of the 237 were cancelled. In 2003, options for 436 shares with strike prices ranging from $2,100 to $2,310 were issued. During 2004, options for 88 shares of the 648 outstanding at December 31, 2003 were cancelled. In 2004, options for 923 shares with strike prices ranging from $2,471 to $3,483 were issued. In 2004, vested options for 13 shares were exercised. Options vest 25% annually beginning with the one year anniversary of the date of grant. At December 31, 2004, 1,470 options were outstanding at a weighted average exercise price of $2,763 and weighted average remaining life of 8.06 years.

## 5. Commitments and Contingent Liabilities

The Company leases office space under two non-cancelable operating leases which contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments according to operating expenses increases. The Company leases office space in Greenwich, CT

which commenced on August 1, 2003 and in San Francisco, CA which commenced on September 1, 2002. The Company has deposits of $98,313 related to these leases included as deposits on the statement of financial condition.

Future minimum rental commitments under the office leases are as follows:

| **Year ended December 31,** | |
|---|---|
| 2005 | $ 263,826 |
| 2006 | 190,825 |
| 2007 | 198,050 |
| 2008 | 119,000 |
| | $ 771,701 |

## 6. Regulatory Requirements

As a broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year, and 15 to 1 thereafter. At December 31, 2004, the Company had net capital of $5,450,205 which was $5,137,260 in excess of its required net capital of $312,945. The Company's aggregate indebtedness to net capital ratio was .86 to 1 at December 31, 2004.

The Company is except under the provisions of Rule 15-3-3 pursuant to Section (k)(2)(ii).